SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549
SCHEDULE 13E-3
RULE 13e-3
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Daleen Technologies, Inc.

(Name of Issuer)

Daleen Technologies, Inc.

Daleen Holdings, Inc.
Parallel Acquisition, Inc.
Behrman Capital II, L.P.
Strategic Entrepreneur Fund II, L.P.
Gordon Quick

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

23437N104

(CUSIP Number of Class of Securities)

Gordon Quick
President and Chief Executive Officer
Daleen Technologies, Inc.
902 Clint Moore Road
Suite #230
Boca Raton, Florida 33487
(561) 999-8000

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the person(s) Filing Statement

Copy To:

Dawn Landry, Esq.
Vice President and General Counsel
Daleen Technologies, Inc.
902 Clint Moore Road
Suite #230
Boca Raton, Florida 33487
(561) 981-2106

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [  ] The filing of a registration statement under the Securities Act of 1933.

c. [  ] A tender offer.

d. [  ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [  ]

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$1,802,088	$229

* The Transaction Valuation was determined by multiplying 46,929,372 shares of Daleen Technologies, Inc. Common Stock (the number of shares issued and outstanding as of May 1 2004) and the merger consideration therefore of $0.0384 per share.

**Determined in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission on January 26, 2004 by multiplying the transaction valuation of $1,802,088 by .00012670.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3440
Filing Party: Daleen Technologies, Inc.
Form or Registration No.: Preliminary Schedule 14A

Date Filed: July 16, 2004

INTRODUCTION

     This Amendment No. 1 (this “Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on May 21, 2004 (File No. 5-57783) (the “Original Schedule 13E-3” and as amended by this Amendment, this “Schedule 13E-3”) is being filed by Daleen Technologies, Inc. (the “Company”), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction to which this Schedule 13E-3 relates, with the Securities and Exchange Commission (the “SEC”) in connection with the special meeting of the stockholders of the Company to be held on             , 2004 (the “Special Meeting”). At the Special Meeting, the Company will seek stockholder approval and adoption of the Agreement and Plan of Merger and Share Exchange (the “Merger Agreement”), dated as of May 7, 2004, among Daleen Holdings, Inc., a Delaware corporation (“Daleen Holdings”), Parallel Acquisition, Inc., a Delaware corporation (“Parallel Acquisition”), the Company, Behrman Capital II, L.P., a Delaware limited partnership (“Behrman Capital”), and Strategic Entrepreneur Fund II, L.P. (“SEF”), pursuant to which (i) Parallel Acquisition, a subsidiary of Daleen Holdings formed for the sole purpose of merging with the Company, will be merged with and into the Company (the “Merger”), with the Company surviving as a subsidiary of Daleen Holdings and (ii) Behrman Capital and SEF will exchange all of their shares of the Company’s Series F Convertible Preferred Stock, par value $0.01 per share (“Series F Stock”), immediately prior to the completion of the Merger for shares of common stock, par value $0.01 per share (Daleen Holdings Common Stock”) of Daleen Holdings and Series A-1 Convertible Redeemable PIK Preferred Stock, par value $0.01 per share (“Series A-1 Preferred Stock”), of Daleen Holdings. This Transaction Statement is being jointly filed by the Company, Daleen Holdings, Parallel Acquisition, Behrman Capital, SEF and Gordon Quick (collectively, “the Filing Persons”).

     Upon completion of the Merger, each outstanding share of the Company’s common stock, par value $0.01 per share (“Common Stock”), other than shares held in the treasury of the Company or owned by Daleen Holdings or any direct or indirect wholly owned subsidiary of Daleen Holdings or of the Company at the effective time of the Merger, or any shares as to which appraisal rights are properly exercised under Delaware law, will be converted into the right to receive $0.0384 per share in cash. Cash amounts that would otherwise be deliverable to Behrman Capital and SEF in the Merger in respect of their shares of Common Stock will be held in escrow to secure indemnification obligations of Behrman Capital and SEF under the Merger Agreement pursuant to the terms and conditions of the Indemnity Escrow Agreement (the “Escrow Agreement”), to be by and among Daleen Holdings, Behrman Capital, SEF, Behrman Brothers LLC and a stockholders’ representative to be named by written consent of holders of Series F Stock holding a majority of the outstanding shares of Series F Stock.

     Upon completion of the Merger, each outstanding share of Series F Stock, other than shares held in the treasury of the Company or owned by Daleen Holdings or any direct or indirect wholly owned subsidiary of Daleen Holdings or of the Company at the effective time of the Merger, or any shares as to which appraisal rights are properly exercised under Delaware law, will be converted into the right to receive:

     (i) if the holder validly so elects as set forth in the Merger Agreement, 1.3712 shares of fully paid and nonassessable shares of Daleen Holdings Common Stock; or

     (ii) if the holder does not validly elect to receive the foregoing consideration consisting solely of Daleen Holdings Common Stock as set forth in the Merger Agreement, a combination of:

     (A) cash per share equal to the result obtained by dividing (x) the result obtained by subtracting from $4,600,000 the sum of all cash amounts paid to holders of Common Stock at the completion of the Merger (assuming for purposes of this calculation that there are no exercises of appraisal rights under Delaware law), by (y) the aggregate number of shares of Series F Stock held by record holders (other than Daleen Holdings) that have not elected to receive solely Daleen Holdings Common Stock as described above (but in no event more than $34.28 per share); plus

     (B) a number of fully paid and nonassessable shares of Daleen Holdings Common Stock equal to the result obtained by dividing (x) the excess, if any, of $34.28 over the per share cash amount to be received by holders of Series F Preferred Stock resulting from the calculation in the immediately preceding clause (A), by $25.

     Immediately prior to the consummation of the Merger, pursuant to the Merger Agreement, Behrman Capital and SEF are contractually obligated to exchange their shares of Series F Stock for equivalent value of Daleen Holdings securities at the transaction value consisting of $5 million in shares of the Series A-1 Preferred Stock, and the remainder of the value attributable to their Shares of Series F Stock in Daleen Holdings Common Stock.

     Gordon Quick currently is a Director of the Company and its President and Chief Executive Officer. Mr. Quick also is currently the sole Director, Chief Executive Officer and Treasurer of each of Daleen Holdings and Parallel Acquisition. If the Merger is completed, Mr. Quick would become the Chief Executive Officer of Daleen Holdings pursuant to the terms of an employment agreement between Mr. Quick and Daleen Holdings. Mr. Quick also would remain a director of Daleen Holdings. Certain members of the management and certain key employees of Daleen Holdings, including Mr. Quick, would be eligible to participate in Daleen Holdings' management incentive plan.

     Concurrent with the signing of the Merger Agreement, Quadrangle Capital Partners LP (“QCP”), Quadrangle Select Partners LP (“QSP”), Quadrangle Capital Partners-A LP (“QCP-A” and collectively with QCP and QSP, the “Quadrangle Investors”), Behrman Capital and SEF entered into an Investment Agreement (the “Investment Agreement”), pursuant to and subject to the terms and conditions of which the Quadrangle Investors will invest $25 million in cash in Daleen Holdings and Behrman Capital and SEF will invest $5 million in Daleen Holdings (reduced by any amounts owed by us to Behrman Capital under the bridge facility described below and outstanding at the completion of the Merger), each investment being made upon completion of the Merger. Pursuant to the Investment Agreement, Series A Convertible Redeemable PIK Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”), of Daleen Holdings will be issued to the Quadrangle Investors, Behrman Capital and SEF in consideration of their respective investments.

     Also concurrent with the execution and delivery of the Merger Agreement, Daleen Holdings agreed to purchase all outstanding shares of the outstanding capital stock of Protek

Telecommunications Solutions Limited, a company organized in the United Kingdom (“Protek”), pursuant to and subject to the terms and conditions set forth in a Stock Purchase Agreement (the “Protek Stock Purchase Agreement”) of even date with the Merger Agreement for an aggregate of $13 million in cash, $5 million in Daleen Holdings Common Stock and contingent post-closing performance bonuses consisting of up to $1 million in cash and $1 million of Daleen Holdings Common Stock. The closing under the Protek Stock Purchase Agreement would occur concurrently with the completion of the Merger.

     In order to assist Protek with ordinary course working capital needs prior the closing of the acquisition of Protek by Daleen Holdings, the Company agreed, concurrently with the execution and delivery of the Merger Agreement, to provide Protek with a bridge facility of up to $1.5 million (the “Protek Facility”), of which $500,000 is treated as a deposit paid to Protek by Daleen Holdings under the Protek Stock Purchase Agreement. This $500,000 would be forgiven by the Company upon any termination of the Protek Stock Purchase Agreement, other than as a result of a breach by Protek. Protek must repay all amounts owed under the Protek Facility on the earlier to occur of (i) the closing of the transactions contemplated by the Merger Agreement, (ii) a breach by Protek of the Protek Stock Purchase Agreement and (iii) any other termination of the Protek Stock Purchase Agreement. Interest under the Protek Facility accrues at a rate of 6% per annum, payable at maturity, with a default rate of 15%. The Protek Facility is secured by liens on all of Protek’s assets, subject solely to any first liens already existing in favor of Protek’s creditors. In addition, the Company holds a warrant exercisable after an uncured payment default for nominal consideration and entitling the Company to purchase voting securities representing 19.9% of the outstanding equity of Protek, as well as a warrant permitting conversion of the outstanding amount under the Protek Facility into voting securities of Protek.

     The Company funded the Protek Facility with proceeds of a separate bridge loan facility between the Company and Behrman Capital (the “Behrman Facility”). The Behrman Facility is in an aggregate principal amount of $5.1 million. The Behrman Facility bears interest at a rate of 6% per annum and is subject to a mandatory draw of up to the full maximum principal amount immediately prior to the Closing. Notes evidencing any debt outstanding under the Behrman Facility as of the Closing will be purchased by Daleen Holdings at the Closing of the Merger in consideration of the delivery of shares of Series A Preferred Stock, and the aggregate principal amount due under the Behrman Facility upon completion of the Merger will be credited against Behrman Capital’s investment commitment with respect to Daleen Holdings under the Investment Agreement. In partial consideration of Behrman Capital’s agreement to enter into the Behrman Facility, those shares of Common Stock and Series F Preferred Stock issued to Behrman Capital in connection with the Company’s acquisition of Abiliti Solutions, Inc. in 2001 have been released from escrow and will be converted into cash, Daleen Holdings Common Stock and Daleen Holdings Preferred Stock in the Merger and related share exchange.

     As a condition to the Merger Agreement, the Company entered into a Transaction Support Agreement (the “Transaction Support Agreement”), dated May 7, 2004, with Daleen Holdings, the Quadrangle Investors, Behrman Capital, SEF, Protek and certain stockholders of Protek. The purpose of the Transaction Support Agreement is to coordinate the performance and consummation of the Merger Agreement, the Protek Stock Purchase Agreement and the Investment Agreement and to impose restrictions on the exercise of termination rights and waiver of conditions under those transaction documents.

     The Quadrangle Investors have entered into separate voting agreements with SAIC Venture Capital Corporation, Behrman Capital, SEF, HarbourVest Partners VI - Direct Fund, L.P. and HarbourVest Partners V – Direct Fund, L.P., (collectively, the “Voting Agreements”). Pursuant to the Voting Agreements, each of these stockholders has irrevocably and unconditionally agreed to vote all of their shares of the Company’s Common Stock and Series F Preferred Stock in favor of the Merger Agreement and against any competing transactions. In addition, these stockholders have agreed in their respective Voting Agreements to waive the mandatory redemption rights of our Series F Preferred Stock in connection with the Merger. Based on the number of outstanding shares of our Common Stock and Series F Preferred Stock held directly or indirectly as of       , 2004, the date of the Special Meeting, by the parties to the separate Voting Agreements, such shares constitute approximately 72% of the total votes that may be cast at the Special Meeting, which is sufficient voting power in and of itself to approve and adopt the Merger Agreement.

     Concurrently with the filing of this Amendment, the Company is filing Amendment No. 1 to the preliminary proxy statement on Schedule 14A (File No. 0-27491) (as amended, the “Preliminary Proxy Statement”) under Section 14(a) of the Securities Exchange Act of 1934, as amended. The information in the Preliminary Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference in its entirety. The responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Preliminary Proxy Statement and the appendices thereto. This Schedule 13E-3 also incorporates by reference information from the periodic filings of the Company filed with the SEC. To the extent that information required to be presented herein is incorporated by reference into this Schedule 13E-3, the cross-references herein show the location in the Preliminary Proxy Statement of the information required to be included in response to the Items of this Schedule 13E-3 that is incorporated by reference to the Preliminary Proxy Statement. As of the date hereof, the Preliminary Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Preliminary Proxy Statement. Capitalized terms used but not defined herein shall have the meanings given to them in the Preliminary Proxy Statement.

     The filing of this Schedule 13E-3 will not be construed as an admission by any filing person or any of their respective affiliates that the Company is “controlled” by or under common “control” with any other Filing Person or that any of their respective affiliates is an “affiliate” of the Company without the meaning of Rule 13e-3 of the Securities Exchange Act of 1934, as amended. The information contained in this Schedule 13E-3 and/or the related Preliminary Proxy Statement concerning Daleen Holdings, Parallel Acquisition, Behrman Capital, SEF and Gordon Quick was supplied by those respective parties, and no other Filing Person has verified the accuracy of any information provided by any other Filing Person.

ITEM 1. SUMMARY TERM SHEET.

Regulation M-A
Item 1001

The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE SPECIAL MEETING.”

ITEM 2. SUBJECT COMPANY INFORMATION.

Regulation M-A
Item 1002

(a) Name and Address: The name of the subject company is Daleen Technologies, Inc., and the address and telephone number of its principal executive offices are 902 Clint Moore Road, Suite 230, Boca Raton, Florida 33487, (561) 999-8000.

(b) Securities: The subject class of equity securities is Common Stock of the Company, par value $0.01 per share. As of May 7, 2004, there were 46,929,372 shares of Common Stock issued and outstanding.

(c) Trading Market and Price: The required information regarding the trading market of the Common Stock and the high and low sale prices of the Common Stock is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the caption “PRICE RANGE OF COMMON STOCK AND DIVIDENDS.”

(d) Dividends: The required information regarding dividends paid with respect to the Common Stock is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the caption “PRICE RANGE OF COMMON STOCK AND DIVIDENDS.”

(e) Prior Public Offerings: Not Applicable.

(f) Prior Stock Purchases: The required information regarding prior stock purchases by any of the Filing Persons during the past two years is incorporated by reference to the information set forth in the Preliminary Proxy Statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS - Acquisition of Abiliti Solutions, Inc. and 2002 Private Placement of Series F Preferred Stock.”

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

Regulation M-A
Item 1003(a)-(c)

(a) Name and Address: The required information is set forth in Appendices A and B hereto or is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET - Parties to the Merger and Other Relevant Parties” “SPECIAL FACTORS – Parties to the Merger and Other Relevant Parties” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.”

(b) Business and Background of Entities: The required information is set forth in Appendix B hereto and is incorporated by reference to the information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET - Parties to the Merger and Other Relevant Parties” and “SPECIAL FACTORS – Parties to the Merger and Other Relevant Parties.”

(c)(1) and (2) The required information is set forth in Appendices A and B hereto.

(c)(3) and (4) None of the persons: (i) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors, or (ii) was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining such person or entity from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)(5) The required information is set forth in Appendices A and B hereto.

ITEM 4. TERMS OF THE TRANSACTION.

Regulation M-A
Item 1004(a) and (c)-(f)

(a)(1) Not applicable.

(a)(2)(i) The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET;” “QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE SPECIAL MEETING;” “THE SPECIAL MEETING – Matters to be Considered;” “SPECIAL FACTORS – Background of the Merger,” “- Purposes and Reasons for the Merger,” "- Consideration of Alternatives,” “- Structure of the Merger” and “- Effects of the Merger;” “THE MERGER;” and “THE MERGER AGREEMENT.”

(a)(2)(ii) The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET;” “QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE SPECIAL MEETING;” “THE MERGER – Payment of Merger Consideration and Surrender of Stock Certificates;” “THE MERGER AGREEMENT – Merger Consideration” and “- Surrender of Certificates and Payment Procedures;” and “DESCRIPTION OF CAPITAL STOCK OF DALEEN HOLDINGS, INC.”

(a)(2)(iii) The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET – Recommendation of the Special Committee and the Board of Directors;” and “SPECIAL FACTORS – Purposes and Reasons for the Merger,” “- Consideration of Alternatives,” “- Structure of the Merger,” “- Reasons for the Special Committee’s Determination; Fairness of the Merger,” “- Reasons for the Board of Directors’ Determination; Fairness of the Merger,”

“- Reasons for Behrman Capital’s and SEF’s Determination; Fairness of the Merger” and “- Reasons for Daleen Holdings, Parallel Acquisitions and Gordon Quicks Determination; Fairness of the Merger.”

(a)(2)(iv) The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET – Required Vote;” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING;” and “THE SPECIAL MEETING – Vote Required”.

(a)(2)(v) The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET;” “QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE SPECIAL MEETING;” “SPECIAL FACTORS – Effects of the Merger” and “- Interests of Certain Parties;” “THE MERGER – Payment of Merger Consideration and Surrender of Stock Certificates;” “THE MERGER AGREEMENT – Merger Consideration” and “- Surrender of Certificates and Payment Procedures.”

(a)(2)(vi) The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the caption “THE MERGER – Accounting Treatment.”

(a)(2)(vii) The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET – Material U.S. Federal Income Tax Consequences” and “THE MERGER – Material U.S. Federal Income Tax Consequences.”

(c) The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET;” “QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE SPECIAL MEETING;” “THE MERGER – Payment of Merger Consideration and Surrender of Stock Certificates;” and “THE MERGER AGREEMENT – Merger Consideration” and “- Surrender of Certificates and Payment Procedures.”

(d) The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET – Appraisal Rights”; and “THE MERGER – Appraisal Rights.”

(e) The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the caption “SPECIAL FACTORS – Provisions for Unaffiliated Stockholders.”

(f) None of the Filing Persons will take steps to assure that the Daleen Holdings Common Stock is or will be eligible for trading on an automated quotations system operated by a national securities association.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Regulation M-A
Item 1005(a)-(c) and (e)

     (a) The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.”

     (b) The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the captions “SPECIAL FACTORS – Background of the Merger,” “- Interests of Certain Parties” and “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.”

     (c) The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the captions “SPECIAL FACTORS – Background of the Merger,” “- Interests of Certain Parties” and “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.”

     (e) The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the captions “SPECIAL FACTORS – Voting Agreements,” “- Interests of Certain Parties” and “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.”

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A
Item 1006 (b) and (c)(1)-(8)

(b) The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET – Terms of the Merger;” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING;” “SPECIAL FACTORS – Background of the Merger,” “- Purposes and Reasons for the Merger,” “- Consideration of Alternatives” and “- Structure of the Merger;” “THE MERGER – Payment of Merger Consideration and Surrender of Stock Certificates;” and “THE MERGER AGREEMENT – Merger Consideration” and “- Surrender of Certificates and Payment Procedures.”

(c)(1)-(8) The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET – Terms of the Merger,” “- Transactions Related to the Merger,” “- Interests of Directors and Officers in the Merger” and “- Effects of the Merger;” “SPECIAL FACTORS – Purposes and Reasons for the Merger,” “- Consideration of Alternatives,” “- Structure of the Merger,” “- Effects of the Merger” and “- Interests of Certain Parties;” “THE MERGER AGREEMENT – The Merger;” and “TRANSACTIONS RELATED TO THE MERGER.”

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Regulation M-A
Item 1013

(a) The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the captions “SPECIAL FACTORS -Background of the Merger,” “- Purposes and Reasons for the Merger,” “- Consideration of Alternatives” and “- Structure of the Merger.”

(b) The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the captions “SPECIAL FACTORS -Background of the Merger,” “- Purposes and Reasons for the Merger,” “- Consideration of Alternatives” and “- Structure of the Merger.”

(c) The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the captions “SPECIAL FACTORS -Background of the Merger,” “- Purposes and Reasons for the Merger,” “- Consideration of Alternatives” and “- Structure of the Merger.”

(d) The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET – Effects of the Merger,” “- Transactions Related to the Merger,” “- Interests of Directors and Officers in the Merger,” “- Material U.S. Federal Income Tax Consequences” and “- Appraisal Rights;” “SPECIAL FACTORS – Background of the Merger,” “- Purposes and Reasons for the Merger,” "- Consideration of Alternatives,” “- Structure of the Merger,” “- Effects of the Merger,” “- Plans for the Company,” and “- Interests of Certain Parties;” “THE MERGER – Material U.S. Federal Income Tax Consequences,” “- Estimated Fees and Expenses of the Merger” and “- Appraisal Rights;” and “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.”

ITEM 8. FAIRNESS OF THE TRANSACTION.

Regulation M-A
Item 1014

(a) The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET – Recommendation of the Special Committee and the Board of Directors,” and “- Positions of Behrman Capital, SEF, Daleen Holdings, Parallel Acquisition and Gordon Quick as to the Fairness of the Merger”; “SPECIAL FACTORS -Recommendation of the Special Committee and the Board of Directors,” “- Positions of Behrman Capital, SEF, Daleen Holdings, Parallel Acquisition and Gordon Quick.”

(b) The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET – Opinion of the Financial Advisor”; “SPECIAL FACTORS - Reasons for the Special Committee’s Determination; Fairness of the Merger,” “- Reasons for the Board of Directors’ Determination;

Fairness of the Merger,” “- Reasons for Behrman Capital’s and SEF’s Determination; Fairness of the Merger,” “- Reasons for Daleen Holdings’, Parallel Acquisition’s and Gordon Quick’s Determination; Fairness of the Merger” and “- Opinion of Valuation Research Corporation.”

(c) The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the caption “SPECIAL FACTORS – Recommendation of the Special Committee and the Board of Directors.”

(d) The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the caption “SPECIAL FACTORS – Provisions for Unaffiliated Stockholders.”

(e) The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET – Recommendation of the Special Committee and the Board of Directors;” and SPECIAL FACTORS – Background of the Merger,” “- Recommendation of the Special Committee and the Board of Directors” and “- Reasons for the Board of Directors’ Determination; Fairness of the Merger.”

(f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Regulation M-A
Item 1015

(a)-(c) The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET – Special Committee of the Board of Directors,” “- Recommendation of the Special Committee and the Board of Directors” and “- Opinion of the Financial Advisor”; “SPECIAL FACTORS – Background of the Merger,” “- Recommendation of the Special Committee and the Board of Directors” and “- Reasons for the Special Committee’s Determination; Fairness of the Merger” and “- Opinion of Valuation Research Corporation.” The Opinion of Valuation Research Corporation is attached as Appendix B to the Preliminary Proxy Statement and is available at the principal executive offices of the Company during regular business hours for inspection and copying.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Regulation M-A
Item 1007

(a)-(d) The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the captions “THE MERGER – Merger Financing; Sources of Funds” and “- Estimated Fees and Expenses of the Merger;” and “TRANSACTIONS RELATED TO THE MERGER – Investment Agreement.”

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Regulation M-A
Item 1008

(a) The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.” No other person named in response to Item 3 or any of their associates or majority-owned subsidiaries beneficially own Common Stock.

(b) Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

Regulation M-A
Item 1012(d) and (e)

(d) and (e) The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the caption “SUMMARY TERM SHEET – Positions of Behrman Capital, SEF and Gordon Quick as to the Fairness of the Merger”; “THE SPECIAL MEETING – Vote Required”; and “SPECIAL FACTORS – Positions of Behrman Capital, SEF and Gordon Quick” and “- Reasons for Behrman Capital’s and SEF’s Determination; Fairness of the Merger” and “- Reasons for Daleen Holdings’, Parallel Acquisition’s and Gordon Quick’s Determination; Fairness of the Merger.”

ITEM 13. FINANCIAL STATEMENTS.

Regulation M-A
Item 1010(a)-(b)

(a) The required financial statement information is incorporated herein by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004, both previously filed with the SEC, copies of both of which will be furnished to the Company’s stockholders as appendices to the Definitive Proxy Statement on Schedule 14A relating to the Special Meeting.

(b) Not applicable.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Regulation M-A
Item 1009

(a)-(b) The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the caption “QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE SPECIAL MEETING–Who Will Bear the Cost of

Soliciting Votes for the Special Meeting?” and “THE MERGER – Estimated Fees and Expenses of the Merger.”

ITEM 15. ADDITIONAL INFORMATION.

Regulation M-A
Item 1011(b)

(b) The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement and the Appendices thereto in their entirety.

ITEM 16. EXHIBITS.

Regulation M-A
Item 1016

(a)(2) and (3) The Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 21, 2004, as amended on July 15, 2004, (incorporated herein by reference).

(b) Investment Agreement, dated as of May 7, 2004, by and among Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP, Behrman Capital II, L.P. and Strategic Entrepreneur Fund II, L.P., filed as Exhibit 10.6 to the Quarterly Report on Form 10-Q of Daleen Technologies, Inc. for its fiscal quarter ended March 31, 2004 (incorporated herein by reference).

(c) The Opinion of Valuation Research Corporation, dated May 5, 2004, attached as Appendix B to the Preliminary Proxy Statement (incorporated herein by reference).

Written Materials of Valuation Research Corporation presented to the Special Committee of the Board of Directors of Daleen Technologies, Inc. on May 5, 2004 (included in the Original Schedule 13E-3 filed on May 21, 2004).

(d) The Agreement and Plan of Merger and Share Exchange, dated as of May 7, 2004, among Daleen Holdings, Inc., Parallel Acquisition, Inc., Daleen Technologies, Inc., Behrman Capital II, L.P. and Strategic Entrepreneur Fund II, L.P., attached as Appendix A to the Preliminary Proxy Statement and filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q of Daleen Technologies, Inc. for its fiscal quarter ended March 31, 2004 (incorporated herein by reference).

Form of Indemnity Escrow Agreement, by and among Daleen Holdings, Inc., Behrman Capital II, L.P., Strategic Entrepreneur Fund II, L.P., and the stockholders’ representative appointed pursuant to the Merger Agreement, filed as Exhibit 10.3 to the Quarterly Report on Form 10-Q of Daleen Technologies, Inc. for its fiscal quarter ended March 31, 2004 (incorporated herein by reference).

Investment Agreement, dated as of May 7, 2004, by and among Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP, Behrman Capital II, L.P. and

Strategic Entrepreneur Fund II, L.P., filed as Exhibit 10.6 to the Quarterly Report on Form 10-Q of Daleen Technologies, Inc. for its fiscal quarter ended March 31, 2004 (incorporated herein by reference).

The Working Capital Facility Agreement, dated as of May 7, 2004, between Daleen Technologies, Inc. and Protek Network Management (U.K.) Limited, dated as of May 7, 2004, filed as Exhibit 10.18 to the Quarterly Report on Form 10-Q of Daleen Technologies, Inc. for its fiscal quarter ended March 31, 2004 (incorporated herein by reference).

The Subordinated Bridge Loan Agreement, dated as of May 7, 2004, by and among Daleen Technologies, Inc., Behrman Capital II, L.P. and Strategic Entrepreneur Fund II, L.P., dated as of May 7, 2004, filed as Exhibit 10.14 to the Quarterly Report on Form 10-Q of Daleen Technologies, Inc. for its fiscal quarter ended March 31, 2004 (incorporated herein by reference).

The Voting Agreement, dated as of May 7, 2004, by and between Behrman Capital II, L.P., Strategic Entrepreneur Fund II, L.P., Quadrangle Capital Partners LP, Quadrangle Select Partners LP, and Quadrangle Capital Partners-A LP, filed as Exhibit 5 to the Schedule 13D filed on May 18, 2004 by Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP, Quadrangle GP Investors, LP and Quadrangle GP Investors LLC (incorporated herein by reference).

The Voting Agreement, dated as of May 7, 2004, by and between Harbourvest Partners VI – Direct Fund, L.P., Harbourvest Partners V – Direct Fund, L.P, Quadrangle Capital Partners LP, Quadrangle Select Partners LP, and Quadrangle Capital Partners-A LP, filed as Exhibit 6 to the Schedule 13D filed on May 18, 2004 by Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP, Quadrangle GP Investors, LP and Quadrangle GP Investors LLC (incorporated herein by reference).

The Voting Agreement, dated as of May 7, 2004, by and between SAIC Venture Capital Corporation, Quadrangle Capital Partners LP, Quadrangle Select Partners LP, and Quadrangle Capital Partners-A LP, filed as Exhibit 7 to the Schedule 13D filed on May 18, 2004 by Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP, Quadrangle GP Investors, LP and Quadrangle GP Investors LLC (incorporated herein by reference).

Employment Agreement, dated as of May 7, 2004, between Gordon Quick and Daleen Holdings, Inc., filed as Exhibit 10.13 to the Quarterly Report on Form 10-Q of Daleen Technologies, Inc. for its fiscal quarter ended March 31, 2004 (incorporated herein by reference).

Transaction Support Agreement, dated as of May 7, 2004, by and among Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP, Daleen Technologies, Inc., Daleen Holdings, Inc., Behrman Capital II, L.P., Strategic Entrepreneur Fund II, L.P., Protek Telecommunications Solutions Ltd., Paul A. Beaumont, Geoff Butcher, and Ian Watterson, filed as Exhibit 10.12 to the Quarter Report on Form 10-Q of Daleen Technologies, Inc. for its fiscal quarter ended March 31, 2004 (incorporated herein by reference).

(f) Section 262 of the Delaware General Corporation Law attached as Appendix C to the Preliminary Proxy Statement (incorporated herein by reference).

(g) Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2004	DALEEN TECHNOLOGIES, INC.

	By:	/s/ Gordon Quick

	Name:	Gordon Quick
	Title:	President and Chief Executive Officer

DALEEN HOLDINGS, INC.

	By:	/s/ Gordon Quick

	Name:	Gordon Quick
	Title:	Chief Executive Officer and Treasurer

PARALLEL ACQUISITION, INC.

	By:	/s/ Gordon Quick

	Name:	Gordon Quick
	Title:	Chief Executive Officer and Treasurer

BEHRMAN CAPITAL II, L.P.

By: Behrman Brothers, L.L.C., its general partner

	By:	/s/ Grant G. Behrman

	Name:	Grant G. Behrman
	Title:	Managing Member

STRATEGIC ENTREPRENEUR FUND II, L.P.

	By:	/s/ Grant G. Behrman

	Name:	Grant G. Behrman
	Title:	General Partner

/s/ Gordon Quick

Gordon Quick, individually

APPENDIX A

Executive Officers		Employment	Country of
and Directors	Current Position	during the past five years	Citizenship
Gordon Quick 902 Clint Moore Road, Suite 230, Boca Raton, FL (561) 999-8000	President, Chief Executive Officer and Director	President, Chief Executive Officer and Director of Daleen
Technologies, Inc.
December 2002 – present

President and Chief Executive Officer of Abiliti Solutions, Inc.
August 1999 – December 2002
Business: billing software distribution and outsourcing
Address: 400 Chesterfield Center, Chesterfield, MO

Chief Operating Officer of HighwayMaster Corporation
January 1995 – April 1999
Business: mobile communications and tracking for long haul trucks
		Address: 1155 Kas Drive, Richardson, TX	U.S.A.

David McTarnaghan 902 Clint Moore Road, Suite 230, Boca Raton, FL (561) 999-8000	Senior Vice President of Global Sales	Vice President of Sales of Daleen Technologies, Inc. July 1998 – present	U.S.A.

James Daleen 902 Clint Moore Road, Suite 230, Boca Raton, FL (561) 999-8000	Director (Chairman)	President and Chief Executive Officer of Affinity Express, Inc.
September 8, 2003 – present
Business: outsourcing services for the creation of production ready media to the print, apparel, and promotional industries
Address: 3707 Lockport Road Sanborn, NY

		President and Chief Executive Officer of Daleen Technologies, Inc., 1989-2002.	U.S.A.

Dennis G. Sisco 902 Clint Moore Road, Suite 230, Boca Raton, FL (561) 999-8000	Director	Partner of Behrman Capital January 4, 1998 – present Business: private equity investments Address: 126 East 56th Street, New York, NY	U.S.A.

Executive Officers		Employment	Country of
and Directors	Current Position	during the past five years	Citizenship
John S. McCarthy 902 Clint Moore Road, Suite 230, Boca Raton, FL (561) 999-8000	Director	Managing General Partner of Gateway Associates, L.P. December 31, 1984 – present Business: venture capital management company Address: 8000 Maryland, Suite 1190, St. Louis, MO	U.S.A.

Ofer Nemirovsky 902 Clint Moore Road, Suite 230, Boca Raton, FL (561) 999-8000	Director	Managing Director and Member of HarbourVest Partners, LLC January 29, 1997 – present Business: investment management Address: One Financial Center, 44th Floor, Boston, MA	U.S.A.

Daniel J. Foreman 902 Clint Moore Road, Suite 230, Boca Raton, FL (561) 999-8000	Director	Managing Director of ABN AMRO, Inc. October 1997 – present Business: venture capital investments Address: ABN AMRO Private Equity, 208 S. LaSalle St., 10th Floor, Chicago, IL	U.S.A.

Stephen J. Getsy 902 Clint Moore Road, Suite 230, Boca Raton, FL (561) 999-8000	Director	President and Chief Executive Officer of On-Line Ventures, Inc.
1993 – present
Business: private equity investment and management consulting
		Address: 151 Sawgrass Corners Drive, Suite 206, Ponte Vedra, FL	U.S.A.

APPENDIX B

Citizenship or State of
Name and Address	Incorporation/Organization	Principal Occupation or Employment

Behrman Capital II, L.P. 126 East 56th Street, 27th Floor, New York, New York 10022 (212) 980-6500	Delaware	Investment Partnership

Strategic Entrepreneur Fund II, L.P. 126 East 56th Street, 27th Floor, New York, New York 10022 (212) 980-6500	Delaware	Investment Partnership

Behrman Brothers L.L.C. (“Behrman Brothers”) 126 East 56th Street, 27th Floor, New York, New York 10022 (212) 980-6500	Delaware	General Partner of Behrman Capital

Grant G. Behrman c/o Behrman Brothers, L.L.C. 126 East 56th Street, 27th Floor, New York, New York 10022 (212) 980-6500	U.S.A.	Chairman and President of Berhman Brothers Management Corp., the management company for Behrman Capital II, L.P.
1991 to present
Business: investment professional
Address: 126 East 56th Street,
27th Floor, New York, New York

General Partner of SEF and managing member of Behrman Brothers LLC
Business: investment professional
Address: 126 East 56th Street, 27th Floor, New York, New York

William M. Matthes c/o Behrman Brothers, L.L.C. 126 East 56th Street, 27th Floor, New York, New York 10022 (212) 980-6500	U.S.A.	Vice President of Behrman Brothers Management Corp.
2002 to present
Business: investment professional
Address: 126 East 56th Street, 27th Floor, New York, New York

Managing member of Behrman Brothers
1996 to present
Business: investment professional
Address: 126 East 56th Street, 27th Floor, New York, New York

Daleen Holdings, Inc 902 Clint Moore Road Suite 230 Boca Raton, FL (561) 999-8000	Delaware	Corporation

Parallel Acquisition, Inc. 902 Clint Moore Road Suite 230 Boca Raton, FL (561) 999-8000	Delaware	Corporation

Gordon Quick 902 Clint Moore Road Suite 230 Boca Raton, FL (561) 999-8000	U.S.A.	Chief Executive Officer and Treasurer of Daleen Holdings, Inc. and Parallel Acquisition Inc. For additional information see Appendix A.